

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Sudhin Shahani
Chief Executive Officer
Surf Air Mobility Inc.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250

> **Re:** **Surf Air Mobility Inc.**
> **Registration Statement on Form S-1 and S-4**
> **Exhibit Nos. 10.5-10.7 and 10.12**
> **Filed June 5, 2023**
> **File No. 333-272403**

Dear Mr. Shahani:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy and Transportation